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              EMBRAER ERJ 145 PLATFORM SELECTED AS PART OF WINNING BID ON U.S.
              ARMY AERIAL COMMON SENSOR PROGRAM
              Lockheed Martin leads "All Industry" team for next-generation airborne battlefield surveillance system

              Sao Jose dos Campos, August 3, 2004 - Embraer, part of the Lockheed Martin team, will provide its ERJ 145 platform for the U.S. Army's next-generation battlefield surveillance system called Aerial Common Sensor (ACS) under a Systems Development and Demonstration (SDD) contract awarded yesterday.

              Under the US$879 million SDD contract, the team will deliver five certified, mission ready airborne ISR systems, with initial testing planned for 2006. The balance of the effort would be performed under a follow-on low rate initial production contract anticipated in 2007, followed by a full rate production contract in 2009. The full contract has a potential value for the Lockheed Martin team of more than US$7 billion over the life of the expected 20-year program.

              "The U.S. Army has chosen a system, and an airframe, that will provide unmatched capability, economics, performance and growth - all of which will directly enhance the performance of U.S. Army ground forces in any part of the world they may deploy," said Embraer President and CEO Mauricio Botelho."With more than 800 units in operation and 5.5 million of in-flight hours, the well matured ERJ 145 platform has accumulated impressive reliability, dispatch, and safety records, which, combined with its low acquisition and operating costs, make it especially attractive for special applications like the ACS Program. Embraer is very excited to be a part of this team, and also to be moving forward with our plans for opening a new assembly facility in Jacksonville."

              ABOUT THE ACS PROGRAM
              ---------------------

              ACS will replace current ISR aircraft, including the Army's Guardrail Common Sensor, the Airborne Reconnaissance Low aircraft and the Navy's fleet of EP-3 aircraft. Under the System Development and Demonstration contract awarded today, the Lockheed Martin team will combine and enhance the capabilities of the current systems on these platforms into a single ISR mission package on a standard airborne platform.

              ABOUT THE ERJ 145 FAMILY OF REGIONAL JETS
              -----------------------------------------

              Embraer's ERJ 145 family provides the capacity and flexibility needed by operators to satisfy wide variations in demand and frequency that are typical of regional markets. Embraer aircraft have a rugged, proven structural design developed specifically for

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
              Press   Headquarters                  North America              Europe,Middle East
            offices                                                            and Africa
                      Rosana Dias:                  Doug Oliver:
                      rosana.dias@embraer.com.br    doliver@embraer.com        Stephane Guilbaud:
                      Cell: +55 12 9724-4929        Phone: +1 954 359 3414     sguilbaud@embraer.fr
                      Phone: +55 12 3927 1311       Cell: +1 954 232 9560      Phone: + 33 (0) 1 49 38 44 55
                      Fax: +55 12 3927 2411         Fax: +1 954 359 4755       Cell: +33 (0) 6 75 22 85 19
                                                                               Fax: + 33 (0) 1 49 38 44 56
                                                    Andrea Bottcher:
                                                    abottcher@embraer.com      Catherine Fracchia
                                                    Phone: +1 954 359 3432     cfracchi@embraer.fr
                                                    Cell: +1 954 439 1830      Phone: +33 (0) 1 49 38 45 30
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              regional airline missions. They are well suited for high frequency use and typically operate around 2,800 flight hours per year.

              The ERJ 145 family members (the 37-seat ERJ 135, 44-seat ERJ 140, 50-seat ERJ 145 and 50-seat ERJ 145 XR) share 95 percent commonality among all models, with low operating, crew training and maintenance costs. The ERJ 145's systems and main components can be easily accessed, simplifying maintenance activities and allowing faster turnarounds.

              The ERJ 145 family platform has also been used to enhance Embraer's presence in other aviation segments, including the Corporate and the Defense markets. Embraer's Legacy Executive and Shuttle aircraft are derived from the ERJ 135 platform, whereas Defense products, such as the EMB 145 AEW&C (Airborne Early Warning and Control), the EMB 145 RS/AGS (Remote Sensing/Air-to-Ground Surveillance), and the EMB 145 MP/ASW (Maritime Patrol and Anti-Submarine Warfare) are based on the proven ERJ 145 platform.


                        [AIRPLANE PHOTOGRAPH - OMITTED]

         Embraer will provide its ERJ 145 platform for the U.S. Army's next-generation battlefield surveillance system called Aerial
                              Common Sensor (ACS)



              Embraer Image Gallery
              ---------------------

              Effective July 19, 2004, an improved version of Embraer's Image Gallery will allow users faster and easier access to a wide range of photographs covering Embraer facilities, products and significant events. Go to http://www.embraer.com

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
              Press   Headquarters                  North America              Europe,Middle East
            offices                                                            and Africa
                      Rosana Dias:                  Doug Oliver:
                      rosana.dias@embraer.com.br    doliver@embraer.com        Stephane Guilbaud:
                      Cell: +55 12 9724-4929        Phone: +1 954 359 3414     sguilbaud@embraer.fr
                      Phone: +55 12 3927 1311       Cell: +1 954 232 9560      Phone: + 33 (0) 1 49 38 44 55
                      Fax: +55 12 3927 2411         Fax: +1 954 359 4755       Cell: +33 (0) 6 75 22 85 19
                                                                               Fax: + 33 (0) 1 49 38 44 56
                                                    Andrea Bottcher:
                                                    abottcher@embraer.com      Catherine Fracchia
                                                    Phone: +1 954 359 3432     cfracchi@embraer.fr
                                                    Cell: +1 954 439 1830      Phone: +33 (0) 1 49 38 45 30
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              Note to Editors
              ---------------

              Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ;
              Bovespa: EMBR3 and EMBR4) is a major aerospace company with 34 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global airline, defense and corporate markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in Australia, China, France, Singapore and the United States. Embraer is among Brazil's leading exporting companies. As of June 30, 2004 Embraer had a total workforce of 14,207 people, and its firm order backlog totaled US$
              10.5 billion.

              This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.



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

-------------------------------------------------------------------------------------------------------------------------
              Press   Headquarters                  North America              Europe,Middle East
            offices                                                            and Africa
                      Rosana Dias:                  Doug Oliver:
                      rosana.dias@embraer.com.br    doliver@embraer.com        Stephane Guilbaud:
                      Cell: +55 12 9724-4929        Phone: +1 954 359 3414     sguilbaud@embraer.fr
                      Phone: +55 12 3927 1311       Cell: +1 954 232 9560      Phone: + 33 (0) 1 49 38 44 55
                      Fax: +55 12 3927 2411         Fax: +1 954 359 4755       Cell: +33 (0) 6 75 22 85 19
                                                                               Fax: + 33 (0) 1 49 38 44 56
                                                    Andrea Bottcher:
                                                    abottcher@embraer.com      Catherine Fracchia
                                                    Phone: +1 954 359 3432     cfracchi@embraer.fr
                                                    Cell: +1 954 439 1830      Phone: +33 (0) 1 49 38 45 30
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